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17018394

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SEC FILE NUMBER
8-30725

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2016 (MM/DD/YY) AND ENDING 09/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philip J Greenblatt Securities LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1955 Raymond Drive, Suite 111

(No. and Street)

NORTHBROOK	IL	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Greenblatt (847) 205-9666

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company

(Name – *If individual, state last, first, middle name*)

12700 Park Central Dr, Suite 1400	Dallas	TX	75251
(Address)	(City)	(State)	(Zip Code)

RECEIVED
DEC -4 PM 3:06
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip J. Greenblatt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philip J. Greenblatt Securities, Ltd., as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public



ALEXANDER WROBLESKI
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 13, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Philip J. Greenblatt Securities Ltd.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Report of Independent Registered Public Accounting Firm

For the Year-Ended September 30, 2017

Contents

Your Vision Our Focus



Report of Independent Registered Public Accounting Firm

The Stockholder of
Philip J. Greenblatt Securities, Ltd.
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Philip J. Greenblatt Securities, Ltd. (the Company) as of September 30, 2017, and the related statements of operations and comprehensive loss, changes in stockholder's equity, and cash flows for the year then ended. The financial statements are the responsibility of management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2017, and the results of its operations and its cash flows for the year ended September 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Turner, Stone & Company, LLP

Certified Public Accountants
November 29, 2017

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

Philip J. Greenblatt Securities, Ltd.
Financial Statements
Statement of Financial Condition
As of Year-Ended September 30, 2017

ASSETS

CURRENT ASSETS	
Cash In Bank	$ 39,157
Investments	126,051
Prepaid Insurance	106
Total Current Assets	165,314
TOTAL ASSETS	$ 165,314

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued Liabilities	$ 5,000
Total Current Liabilities	5,000
COMMITMENTS AND CONTINGENCIES (SEE NOTES F AND J)	
STOCKHOLDER'S EQUITY	
Capital Stock, No par value. 100,000 shares authorized, 100 shares issued and outstanding	1,000
Retained Earnings	119,924
Accumulated Other Comprehensive Income	39,390
	160,314
Total Stockholders' Equity	160,314
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 165,314

The accompanying notes are an integral part of these financial statements.

Philip J. Greenblatt Securities, Ltd.
Financial Statements
Statement of Operations and Comprehensive Loss
For the Year-Ended September 30, 2017

Revenues	
Commissions Earned	$ 49,134
Total Revenues	49,134
Operating Expenses	
Employee compensation and benefits	17,015
Insurance	425
Management fees	19,800
Occupancy	6,600
Office expense	2,412
Professional services	21 431
Regulatory fees	4,698
Total Operating Expenses	72,381
Loss from operations	(23,247)
Other Income	
Realized gain on sale of assets for sale - securities	9,263
Dividend Income	2,836
Loss Before Income Taxes	(11,148)
Income Tax Expense	1,325
Net Loss	(12,473)
Other Comprehensive Income	
Unrealized gain on assets for sale - securities, net of taxes	10,615
Comprehensive Loss	$ (1,858)

The accompanying notes are an integral part of these financial statements.

Philip J. Greenblatt Securities, Ltd.
Financial Statements
Statement of Cash Flows
For the Year-Ended September 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(12,473)
Adjustments to reconcile Net Loss to net Cash used in operating activities:		
Realized Gain on assets for sale - securities		(9,263)
Decrease in Operating Assets:		
Other: Refundable federal income tax		750
Refundable state income tax		575
Prepaid insurance		425
Increase in Operating Liabilities:		
Accrued Liabilities		3,500
Total Adjustments		(4,013)
Net Cash Used In Operating Activities		(16,486)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Investments		30,595
Net Cash Provided By (Used In) Investing Activities		30,595
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Cash Provided By Financing Activities		0
NET INCREASE IN CASH		14,109
CASH AT BEGINNING OF YEAR		25,048
CASH AT END OF YEAR	$	39,157

The accompanying notes are an integral part of these financial statements.

PHILIP J. GREENBLATT SECURITIES, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2017

	Common Stock		Accumulated Other Comprehensive	Retained	Total Stockholder's
	Shares	Amount	Income	Earnings	Equity
Balance at October 1, 2016	100	$ 1,000	$ 28,775	$132,397	$162,172
Net Loss	-	-		(12,473)	(12,473)
Unrealized Gain on Available For Sale Securities, net of taxes and realized gains	-	-	10,615	-	10,615
Balance at September 30, 2017	100	$ 1,000	$ 39,390	$119,924	$160,314

The accompanying notes are an integral part of these financial statements.

Philip J Greenblatt Securities, Ltd.
Notes to Financial Statements
As of and for the Year-Ended September 30, 2017

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Organization

The Company was incorporated on October 4, 1983 in the State of Illinois. The Company was incorporated as a "C" corporation.

Description of Business

The Company, located in Northbrook, Illinois, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. Philip J. Greenblatt Securities, Ltd, (the Company), acts as agent for customers with respect to the purchase, sale and redemption of redeemable shares of registered investment companies and limited partnerships. In June, 2002, the Company became registered as a Municipal Securities Dealer with the Municipal Securities Rulemaking Board ("MSRB") in order to sell Section 529 College Savings Plans and has limited their sales activities to the sale of Section 529 College Savings Plans.

Basis of Accounting

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash in Bank

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

PHILIP J GREENBLATT SECURITIES, LTD

NOTES TO FINANCIAL STATEMENTS

September 30, 2017

Revenue Recognition

The Company recognizes revenue from the sale of securities when (i) persuasive evidence of the sale exists, (ii) the price of the securities purchased is fixed or determinable, (iii) delivery of the customers' funds to the mutual fund sponsor has occurred, and (iv) collectability of the commission is reasonably assured.

Income taxes

The Company is recognized as a C Corporation for Federal tax purposes.

The Company has adopted the provisions of Accounting Standards Codification Topic 605, "Accounting for Uncertainty in Income Taxes". Benefit from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation the Company has concluded that there are no significant tax positions requiring recognition in the Company's financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

PHILIP J GREENBLATT SECURITIES, LTD
NOTES TO FINANCIAL STATEMENTS
September 30, 2017

Comprehensive Income

Accounting Standards Codification (ASC) No. 220, Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of operations, including unrealized gains and losses on available-for-sale securities and foreign securities and foreign currency translation adjustments among others. During the year ended September 30, 2017, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of securities. The Company has three customers who have a greater than 10% concentration of revenues. Their respective percentages were 18%, 15% and 13% for the year ended September 30, 2017.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i).

NOTE D – RELATED PARTY TRANSACTIONS

The Company is 100% owned by Philip J. Greenblatt who is the sole director for, and sole shareholder of, Philip J. Greenblatt CPA Ltd. On February 23, 2004, Philip J. Greenblatt Securities, Ltd entered into an agreement with Philip J. Greenblatt CPA Ltd that the Company will pay 15% of gross commissions for a management fee, 10% of gross commissions for office expenses, and 15% gross commissions for rent expense (less a fixed fee of $350 per month). On September 1, 2012 the agreement was amended and the Company will pay a flat fee of $2,400 per month. The agreement provides for adjustment of this amount should rent and independent contractor compensation costs of Philip J. Greenblatt CPA Ltd. change.

During the year ended September 30, 2017 the Company paid Philip J. Greenblatt CPA Ltd. $38,800 of expenses.

PHILIP J GREENBLATT SECURITIES, LTD

NOTES TO FINANCIAL STATEMENTS

September 30, 2017

NOTE E - STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE F – OTHER COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE G – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the market.

Fair values of assets measured on a recurring basis at September 30, 2017 are as follows:

PHILIP J GREENBLATT SECURITIES, LTD

NOTES TO FINANCIAL STATEMENTS

September 30, 2017

The carrying amounts reflected in the Statement of Financial Position for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
September 30, 2017		
Investments :		
Marketable Securities	$ 126,051	$ 126,051
Total	$ 126,051	$ 126,051

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The fair value of these investments increased by $19,878 during the year ended September 30, 2017.

NOTE H – EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Profit Sharing Plan and Trust ("The Plan") to provide for retirement and incidental benefits for its employees. Employees may contribute a portion of their annual compensation to the Plan, limited to a maximum annual dollar amount as set periodically by the Internal Revenue Service. Employer contributions to the plan are discretionary as determined by the board of directors. There was $6,250 in Company matching or discretionary contributions during the year ended September 30, 2017.

PHILIP J GREENBLATT SECURITIES, LTD

NOTES TO FINANCIAL STATEMENTS

September 30, 2017

NOTE I – SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") RECONCILIATION

Securities Exchange Act ("SEA") Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE J – OCCUPANCY COST

The Company leases its office spaces under an operating lease from a related party (See Note D) for a term for two years:

Commencing December 1, 2015 through November 30, 2017 for $550 per month base rent.

Future lease payments are as follows:

For the year ending September 30,	Amount
2018	$ 6,600

For the year ended September 30, 2017, occupancy costs were $6,600.

NOTE K - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the Statement of Financial Position date for items requiring recording or disclosure in the financial statements. The evaluation was performed through November 29, 2017, which is the date the financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Philip J. Greenblatt Securities Ltd.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended September 30, 2017

Philip J. Greenblatt Securities, Ltd.

Financial Statements

Statement of Changes in Subordinated Liabilities

For the Year-Ended September 30, 2017

Balance of such claims at October 1, 2016	$ -
Additions	-
Reductions	-
Balance of such claims at September 30, 2017	$ -

Philip J. Greenblatt Securities, Ltd.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of the Year-Ended September 30, 2017

Computation of Net Capital

Stockholder's Equity		$ 160,314
Non-Allowable Assets		
Other Assets	106	(106)
Other Additions - Rounding		1
Other Charges		
Haircuts	18,908	
Undue Concentration	10,687	(25,595)
Net Allowable Capital		$130,614

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 333
Minimum Dollar Net capital Requirement of Reporting Broker or Dealer	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$125,614

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 5,000
Percentage of Aggregate Indebtedness to Net Capital	3.83 %

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of September 30, 2017	$ 130,614
Adjustments	
Change in Equity (Adjustments)	0
Change in Non-Allowable Assets	(0)
Change in Haircuts	0
Change in Undue Concentration	(0)
NCC per Audit	$ 130,614
Reconciled Difference	$ (0)

Philip J. Greenblatt Securities, Ltd.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of the Year-Ended September 30, 2017

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2017, the Company had net capital of $130,614 which was $125,614 in excess of its required net capital of $5,000.00. The Company's net capital ratio was 3.83%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Philip J. Greenblatt Securities, Ltd.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of the Year-Ended September 30, 2017

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

REPORT ON BROKER DEALER EXEMPTION

For the year ended September 30, 2017



Report of Independent Registered Public Accounting Firm

The Stockholder of
Philip J. Greenblatt Securities, Ltd.
Northbrook, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Philip J. Greenblatt Securities, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Philip J. Greenblatt Securities, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3(k)(2)(i) (the exemption provision) and (2) Philip J. Greenblatt Securities, Ltd. stated that Philip J. Greenblatt Securities, Ltd. met the identified exemption provision throughout the most recent fiscal year without exception. Philip J. Greenblatt Securities, Ltd.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Philip J. Greenblatt Securities, Ltd.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Turner, Stone & Company, LLP

Certified Public Accountants
November 29, 2017

Philip J. Greenblatt Securities, Ltd.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of the Year-Ended September 30, 2017

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

PHILIP J. GREENBLATT SECURITIES, LTD.
MEMBER, FINRA & SIPC
1955 RAYMOND DRIVE, SUITE 111
NORTHBROOK, IL 60062-6732
TELEPHONE (847) 205-9666
FAX (847) 559-0138

November 14, 2017

Turner, Stone & Company
12700 Park Central Drive
Suite 1400
Dallas, TX 75251

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE September 30, 2017

Dear Sirs,

Please be advised that Philip J. Greenblatt Securities, Ltd has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of October 1, 2016 through September 30, 2017. Philip J. Greenblatt Securities, Ltd did not hold customer securities or funds at any time during this period and does business on a limited basis (redeemable shares of registered investment companies and limited partnerships). Philip J. Greenblatt Securities, Ltd.'s past business has been of similar nature since its inception in October of 1983.

Philip J. Greenblatt, the president of Philip J. Greenblatt Securities, Ltd has made available to Turner, Stone & Company all records and information including all communications from regulatory agencies received through the date of this review September 30, 2017.

Philip J. Greenblatt has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Philip J. Greenblatt Securities, Ltd.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (847) 205-9666 x25.

Very truly yours,

Philip J. Greenblatt Securities, Ltd.



Philip J. Greenblatt
President